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
                                                                                          -----------------------------------
                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                                                                                     OMB APPROVAL
                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING

                                                                                          -----------------------------------
                                                                                          OMB Number:              3235-0058
                                                                                          Expires:            March 31, 2006
                                                                                          Estimated average burden
                                                                                          Hours per response............2.50
                                                                                          -----------------------------------
                                                                                          -----------------------------------
                                                                                                   SEC FILE NUMBER
                                                                                                       1-12109
                                                                                          -----------------------------------
                                                                                          -----------------------------------
                                                                                                     CUSIP NUMBER
                                                                                                     247918 10 5
                                                                                          -----------------------------------

       (Check one):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR


                      For Period Ended:  DECEMBER  31, 2003
                                         ------------------
                      [ ]    Transition Report on Form 10-K
                      [ ]    Transition Report on Form 20-F
                      [ ]    Transition Report on Form 11-K
                      [ ]    Transition Report on Form 10-Q
                      [ ]    Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                      -----------------------------------------------------------------------

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                        Read Instruction (on back page) Before Preparing Form. Please Print or Type
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

DELTA FINANCIAL CORPORATION
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Full Name of Registrant


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Former Name if Applicable

1000 WOODBURY ROAD, SUITE 200
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Address of Principal Executive Office (Street and Number)

WOODBURY, NEW YORK  11797
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City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reason described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   [X] |       portion thereof, will be filed on or before the fifteenth
       |       calendar day following the prescribed due date; or the subject
       |       quarterly report or transition report on Form 10-Q, or portion
       |       thereof, will be filed on or before the fifth calendar day
       |       following the prescribed due date; and
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Delta Financial Corporation (the "Registrant") was unable to complete and timely file its Form 10-K (the "Form 10-K") for the year ended December 31, 2003 without unreasonable effort or expense. The reasons for this delay include




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primarily unexpected scheduling conflicts involving key personnel of the
Registrant involved in completing, and effecting the filing of, the Registrant's periodic reports. In addition, due to volume of filings taking place on March 30, 2004 (the 90th day after the end of calendar year 2003), the Registrant's financial printer encountered unusual delays in completing the process of converting the Form 10-K into the required electronic format for filing with the Commission. The Form 10-K is expected to be filed on or about March 31, 2004.




PART IV -- OTHER INFORMATION

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
(1)  Name and telephone number of person to contact in regard to this notification
                 MARC E. MILLER                          516                             812-8850
     -----------------------------------       ---------------------       ---------------------------------
                     (Name)                          (Area Code)                    (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 and 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?            Yes [X] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================
                           DELTA FINANCIAL CORPORATION
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    MARCH 30, 2004                                By  /S/ MARC E. MILLER
        -------------------------------------------       --------------------



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                                   FORM 12B-25

                               PART IV, QUESTION 3

         Net income for the year ended December 31, 2003 was $67.4 million, or $3.59 per diluted share - which was favorably impacted by an income tax benefit of $30.5 million in the third quarter 2003 - compared to net income of $17.6 million, or $1.04 per diluted share in 2002. In 2003, Delta originated $1.7 billion of mortgage loans, a 96% increase over originations of $872.2 million in 2002. These changes were previously announced and are described in more detail in the Registrant's Form 8-K, dated March 9, 2004.